FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc: Result of Annual General Meeting

LONDON, May 16/PRNewswire-FirstCall/ -- Royal Dutch Shell plc (NYSE: RDS.A , NYSE: RDS.B) ("the Company") announces the Poll results on the resolutions at its Annual General Meeting held on 16th May, 2006 at Circustheater, Circusstraat 4, The Hague, The Netherlands with an audio-visual satellite meeting place at Novotel London-West Hotel and Convention Centre, Hammersmith, London. A Poll was held on each resolution. Resolutions 1 to 14 were carried and resolution 15 was lost:

Two copies of all resolutions put to the Annual General Meeting today have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Poll results:

Resolution 1: Adoption of Annual Report & Accounts

Votes for: 3,163,711,724 99.71% Votes against: 9,073,492 0.29%

Votes withheld: 109,902,390

Resolution 2: Approval of Remuneration Report

Votes for: 3,096,937,768 95.05% Votes against: 161,385,901 4.95%

Votes withheld: 24,283,218

Resolution 3: Election of Jorma Ollila as a Director of the Company

Votes for: 3,263,936,215 99.76% Votes against: 7,977,489 0.24%

Votes withheld: 10,754,736

Resolution 4: Election of Nick Land as a Director of the Company

Votes for: 3,264,634,574 99.75% Votes against: 8,083,079 0.25%

Votes withheld: 9,985,088

Resolution 5: Re-election of Lord Kerr of Kinlochard

Votes for: 3,256,248,383 99.49% Votes against: 16,565,276 0.51%

Votes withheld: 9,866,302

Resolution 6: Re-election of Jeroen van der Veer as a Director of the Company

Votes for: 3,261,730,804 99.73% Votes against: 8,874,156 0.27%

Votes withheld: 12,073,074

Resolution 7: Re-election of Rob Routs as a Director of the Company

Votes for: 3,262,704,890 99.76% Votes against: 7,878,490 0.24%

Votes withheld: 12,097,724

Resolution 8: Re-election of Wim Kok as a Director of the Company

Votes for: 3,261,396,710 99.66% Votes against: 11,190,715 0.34%

Votes withheld: 9,945,612

Resolution 9: Re-appointment of Auditors

Votes for: 3,245,064,828 99.29% Votes against: 23,313,546 0.71%

Votes withheld: 14,304,728

Resolution 10: Remuneration of Auditors

Votes for: 3,243,854,036 99.26% Votes against: 24,039,671 0.74%

Votes withheld: 14,792,543

Resolution 11: Authority to allot shares

Votes for: 3,226,653,858 98.73% Votes against: 41,352,507 1.27%

Votes withheld: 14,680,038

Resolution 12: Disapplication of pre-emption rights (Special Resolution)

Votes for: 3,242,119,386 99.28% Votes against: 23,375,143 0.72%

Votes withheld: 17,190,215

Resolution 13: Authority to purchase own shares (Special Resolution)

Votes for: 3,263,033,079 99.79% Votes against: 6,966,250 0.21%

Votes withheld: 12,688,011

Resolution 14: Authority for certain donations and expenditure

Votes for: 2,978,344,934 94.11% Votes against: 186,514,977 5.89%

Votes withheld: 117,825,838

Resolution 15: Shareholder resolution

Votes for: 199,201,968 6.83% Votes against: 2,719,463,574 93.17%

Votes withheld: 364,022,757

Source: Royal Dutch Shell plc

Royal Dutch Shell Media Relations: +44-(0)207-934-5963

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 19 May 2006